As filed with the Securities and Exchange Commission on July 25, 2001.

                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

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                           CIRCUIT CITY STORES, INC.
              (Exact name of registrant as specified in charter)
       Commonwealth of Virginia                      54-0493875
    (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)
                              9950 Mayland Drive
                           Richmond, Virginia 23233
                                (804) 527-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              W. Alan McCollough
                     President and Chief Executive Officer
                           Circuit City Stores, Inc.
                              9950 Mayland Drive
                           Richmond, Virginia 23233
                                (804) 527-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

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                                  Copies to:
      Robert L. Burrus, Jr., Esq.              Raymond W. Wagner, Esq.
           McGuireWoods LLP                  Simpson Thacher & Bartlett
           One James Center                     425 Lexington Avenue
         901 East Cary Street                 New York, New York 10017
       Richmond, Virginia 23219                    (212) 455-2000
            (804) 775-1000                   (212) 455-2502 (facsimile)
      (804) 698-2023 (facsimile)

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   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[X] 333-62962
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
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
                                                 CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                  Proposed maximum          Proposed maximum        Amount of
     Title of each class of securities to be      Amount to be   offering price per     aggregate offering price  registration
                   registered                      registered         unit (1)                    (1)                  fee
--------------------------------------------------------------------------------------------------------------------------------
Circuit City Stores, Inc. - CarMax Group Common
Stock, par value $.50 per share...............      1,552,500          $15.50                $24,063,750             $6,016
--------------------------------------------------------------------------------------------------------------------------------
Rights to Purchase Preferred Stock, Series F,
par value $20.00 per share (2)................         N/A               N/A                      N/A                  N/A
--------------------------------------------------------------------------------------------------------------------------------
Circuit City Stores, Inc. - Circuit City Group
Common Stock, par value $.50 per share (3)(4).         (5)               N/A                      N/A                  N/A
--------------------------------------------------------------------------------------------------------------------------------
Rights to Purchase Preferred Stock, Series E,          N/A               N/A                      N/A                  N/A
par value $20.00 per share (6)................
================================================================================================================================

(1)  Calculated based upon the offering price for the shares.
(2) Prior to the occurrence of certain events, the Rights to Purchase Preferred Stock, Series F, will be attached to and trade with shares of the CarMax Group Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of CarMax Group Common Stock.
(3) Registered solely because the shares of CarMax Group Common Stock registered under this registration statement may be converted, at the option of the registrant, into shares of Circuit City Group Common Stock in accordance with the terms of the CarMax Group Common Stock.
(4) No additional consideration would be paid by the holders of CarMax Group Common Stock upon a conversion of the CarMax Group Common Stock into Circuit City Group Common Stock. Accordingly, no separate fee is paid.
(5) This registration statement registers an indeterminate number of shares of Circuit City Group Common Stock (including the associated Rights to Purchase Preferred Stock, Series E) issuable upon any conversion of the shares of CarMax Group Common Stock registered hereunder.
(6) Prior to the occurrence of certain events, the Rights to Purchase Preferred Stock, Series E, will be attached to and trade with shares of the Circuit City Group Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of Circuit City Group Common Stock.

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   This registration statement is being filed pursuant to Rule 462(b) under the
Securities Act of 1933, as amended ("Rule 462(b)"), and includes the registration statement facing page, this page, the signature page, an exhibit index, legal opinion and related consent and an accountant's consent. Pursuant to Rule 462(b), the contents of the registration statement on Form S-3 (File No. 333-62962) of Circuit City Stores, Inc., including the exhibits thereto and each of the documents incorporated by reference therein, are incorporated by reference into this registration statement.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on the 25th day of July 2001.

                                          Circuit City Stores, Inc.

                                                 /s/ W. Alan McCollough
                                          By __________________________________
                                                   W. Alan McCollough
                                                   President and Chief
                                                    Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of July 2001.


                 Signature                                     Title
                 ---------                                     -----

        /s/ W. Alan McCollough              President, Chief Executive Officer and
___________________________________________  Director (Principal Executive Officer)
            W. Alan McCollough

       /s/ Michael T. Chalifoux*            Executive Vice President, Chief Financial
___________________________________________  Officer Corporate Secretary and Director
           Michael T. Chalifoux              (Principal Financial Officer)

          /s/ Philip J. Dunn*               Senior Vice President, Treasurer, Corporate
___________________________________________  Controller and Chief Accounting Officer
              Philip J. Dunn                 (Principal Accounting Officer)

        /s/ Richard N. Cooper*              Director
___________________________________________
             Richard N. Cooper

        /s/ Barbara S. Feigin*              Director
___________________________________________
             Barbara S. Feigin

        /s/ James F. Hardymon*              Director
___________________________________________
             James F. Hardymon

       /s/ Robert S. Jepson Jr.*            Director
___________________________________________
           Robert S. Jepson Jr.

         /s/ Hugh G. Robinson*              Director
___________________________________________
             Hugh G. Robinson

                 Signature                                     Title
                 ---------                                     -----

         /s/ Mikael Salovaara*              Director
___________________________________________
             Mikael Salovaara

         /s/ Richard L. Sharp*              Director
___________________________________________
             Richard L. Sharp

           /s/ John W. Snow*                Director
___________________________________________
               John W. Snow

          /s/ Carolyn Y. Woo*               Director
___________________________________________
              Carolyn Y. Woo

         /s/ W. Alan McCollough
*By: ______________________________________
            W. Alan McCollough
             Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
   No.                                  Document
 -------                                --------
   5.1   Opinion and consent of McGuireWoods LLP, regarding the legality of the securities being registered.*

  23.1   Consent of KPMG LLP.*

  23.2   Consent of McGuireWoods LLP (included in Exhibit 5.1).

  24.1   Powers of Attorney (Filed as Exhibit 24.1 to the Company's
         Registration Statement on Form S-3 (Reg. No. 333-62962) and incorporated by reference).

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*  Filed herewith.